                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-51269

SPIEKER LOGO

           Prospectus Supplement to Prospectus dated April 28, 1998.

                                  $200,000,000

                            SPIEKER PROPERTIES, L.P.

                       7.65% Notes due December 15, 2010
                           -------------------------

     Spieker will pay interest on the notes on June 15 and December 15 of each year. The first such payment will be made on June 15, 2001.

     Spieker has the option to redeem, at any time, all or a portion of the notes at the redemption price set forth in this prospectus supplement.
                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------

                                                         Per Note       Total
                                                         --------    ------------
Initial public offering price........................     99.909%    $199,818,000
Underwriting discount................................       0.65%    $  1,300,000
Proceeds, before expenses, to Spieker................     99.259%    $198,518,000

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from December 11, 2000 and must be paid by the purchaser if the notes are delivered after December 11, 2000.
                           -------------------------

     The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on December 11, 2000.

GOLDMAN, SACHS & CO.
          SALOMON SMITH BARNEY
                    BANC OF AMERICA SECURITIES LLC
                               FIRST UNION SECURITIES, INC.
                                       MORGAN STANLEY DEAN WITTER
                           -------------------------

                 Prospectus Supplement dated December 6, 2000.

                                  THE OFFERING

     For a more complete description of the terms of the notes, see "Description of Notes."

SECURITIES OFFERED........................  $200,000,000 aggregate principal amount of notes.
MATURITY..................................  December 15, 2010
INTEREST PAYMENT DATES....................  Interest on the notes is payable semi-annually on June 15 and December 15 of
                                            each year, commencing June 15, 2001.
OPTIONAL REDEMPTION.......................  The notes may be redeemed at any time at our option in whole or in part. The redemption
                                            price will be equal to the sum of (1) the
                                            principal amount of the notes being redeemed
                                            plus accrued interest to the redemption date
                                            and (2) the Make-Whole Amount, if any. See
                                            "Description of Notes -- Optional
                                            Redemption" for more information, including
                                            the definition of Make-Whole Amount.
RANKING...................................  The notes are unsecured obligations and will rank on a parity with all of our other
                                            unsecured and unsubordinated indebtedness.
                                            The notes will be effectively subordinated
                                            to our mortgages and other secured
                                            indebtedness.
USE OF PROCEEDS...........................  The net proceeds from the offering of the notes will be used to repay outstanding
                                            short-term indebtedness.
LIMITATIONS ON INCURRENCE OF DEBT.........  The indenture with respect to the notes contains various covenants limiting our
                                            ability to incur additional debt.

                                USE OF PROCEEDS

     We will receive approximately $198.4 million in net proceeds from the sale of the notes in this offering. We will use the net proceeds to repay $100 million of our 6.65% Notes due December 15, 2000 and short-term indebtedness outstanding under our credit facilities. At December 6, 2000, the weighted average interest rate of such short-term indebtedness was approximately 7.52%.

                              DESCRIPTION OF NOTES

     The following summary sets forth the material terms and provisions of the notes and the indenture governing the notes. The following summary is qualified in its entirety by reference to the terms and provisions of the notes and the indenture, which are incorporated in this prospectus by reference. Capitalized terms not otherwise defined in this section have the meanings given to them in the notes and in the indenture. The following description of the specific terms of the offered notes supplements, and, to the extent inconsistent, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus.

GENERAL

     The notes will be issued pursuant to an Indenture, dated as of December 6, 1995, as supplemented by the Sixteenth Supplemental Indenture, dated as of December 11, 2000, among us, Spieker Properties, Inc. and U.S. Bank Trust National Association, as trustee. When we refer to the indenture, we include all supplements to the indenture. The terms of the notes include those provisions contained in the notes and the indenture. It also includes those terms made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. Please refer to the notes, the indenture and the Trust Indenture Act for a statement of all terms of the notes. Copies of the indenture and the form of the notes are available for inspection at the office of the trustee located at One California Street, Suite 400, San Francisco, California 94111.

     PRINCIPAL: $200,000,000.

     INTEREST: Interest on the notes will accrue at the rate set forth on the cover page of this prospectus supplement from December 11, 2000, or the most recent interest payment date to which interest has been paid or provided for. Interest will be payable in U.S. dollars semi-annually in arrears on June 15 and December 15 of each year, commencing June 15, 2001. The interest will be paid to the person in whose name the applicable note is registered at the close of business on the date fifteen calendar days preceding the applicable interest payment date. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     MATURITY: The notes will mature on December 15, 2010.

     REDEMPTION: The notes may be redeemed at our option at any time in whole or in part. See "-- Optional Redemption".

     RANKING: The notes will be our direct, unsecured and unsubordinated obligations and will rank on a parity with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. However, the notes will be effectively subordinated to our mortgages and other secured indebtedness. Subject to the limitations set forth in the notes and the indenture described below under the caption "Covenants," the indenture will permit us to incur additional indebtedness and additional secured indebtedness.

     FORM: The notes will be issued only in fully registered, book-entry form, in denominations of $1,000 and its integral multiples, except under the limited circumstances described below under "-- Book-Entry System".

     GUARANTEE: The notes will not be guaranteed by Spieker Properties, Inc. or any other company.

     SINKING FUND: The notes will not be entitled to the benefit of any sinking fund.

COVENANTS

     Except as provided under "Description of Debt Securities -- Certain Covenants -- Existence," "Description of Debt Securities -- Merger, Consolidation or Sale" and "Description of Debt Securities Events of Default, Notice and Waiver" in the accompanying prospectus and below, the notes and the indenture do not contain any other provisions that would afford holders of the notes protection in the event of:

     - a highly leveraged or similar transaction involving us, our management or any affiliate of the foregoing,

     - a change of control or

     - a reorganization, restructuring, merger or similar transaction involving us that may adversely affect the holders of the notes.

     Our covenants described below would continue to apply in the event of a highly leveraged or similar transaction involving us, our management, the management of Spieker Properties, Inc. or any of our affiliates, unless waived by holders of the notes. In addition, subject to the limitations set forth under "Description of Debt Securities -- Merger, Consolidation or Sale" in the accompanying prospectus, we may, in the future, enter into transactions such as the sale of all or substantially all of our assets or a merger or consolidation that would increase the amount of our indebtedness or substantially reduce or eliminate our assets.

     We have no present intention of engaging in a highly leveraged or similar transaction. In addition, restrictions on ownership and transfers of Spieker Properties, Inc.'s stock designed to preserve its status as a real estate investment trust may act to prevent or hinder any such transactions or a change of control.

     Limitations On Incurrence of Debt. We will not, and will not permit any subsidiary to, incur any Debt (as defined below) that is subordinate in right of payment to the notes, if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all of our outstanding Debt on a consolidated basis is greater than 60% of the sum of:

     (1) Total Assets (as defined below) as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the trustee prior to the incurrence of such additional Debt and

     (2) the increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Debt (such increase, together with the Total Assets, is referred to as "Adjusted Total Assets").

The foregoing limitation does not apply to the incurrence of inter-company Debt to which the only parties are us and any of our subsidiaries, but only so long as such Debt is held solely by us and any subsidiary.

     In addition to the foregoing limitation on the incurrence of Debt, we will not, and will not permit any subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge (in each case as defined below) for the four consecutive fiscal quarters most recently ended shall have been less than 1.5 to 1, on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds. Such ratio will be calculated on the following assumptions:

     (1) such Debt and any other Debt incurred by us or our subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period,

     (2) the repayment or retirement of any other Debt by us or our subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period, except that, in making such computation, the amount of Debt under any revolving credit facility will be computed based upon the average daily balance of such Debt during such period,

     (3) the income earned on any increase in Adjusted Total Assets since the end of such four-quarter period had been earned, on an annualized basis, during such period, and

     (4) in the case of any acquisition or disposition by us or any subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

     In addition to the foregoing limitations on the incurrence of Debt, we will not, and will not permit any subsidiary to, incur any Debt secured by any mortgage, lien, pledge, encumbrance or security interest of any kind upon any of the property of ours or any subsidiary, whether owned at the date of the indenture or thereafter acquired, if, immediately after giving effect to the incurrence of such additional secured debt, the aggregate principal amount of all outstanding secured debt is greater than 40% of Adjusted Total Assets.

     For purposes of the foregoing provisions regarding the limitation on the incurrence of Debt, Debt shall be deemed to be "incurred" by us or a subsidiary whenever we or our subsidiary creates, assumes, guarantees or otherwise becomes liable for such Debt.

     Maintenance of Total Unencumbered Assets. We are required to maintain Total Unencumbered Assets of not less than 165% of the aggregate outstanding principal amount of all outstanding Unsecured Debt.

     Modification and Waiver. Modification and amendment of the financial covenants described above may be made by us and the trustee with the consent of the holders of a majority in principal amount of the notes which are affected by such modification and amendment. Certain modifications or amendments may not be made without the consent of the holder of each note affected by the amendment or modification. The holders of a majority in principal amount of the notes have the right to waive compliance by us with certain covenants. See "Description of Debt Securities -- Modification of the Indenture" in the accompanying prospectus.

     As used in this section:

     "Annual Service Charge" as of any date means the amount which is expensed in any 12-month period for interest on our Debt and debt of our subsidiaries.

     "Consolidated Income Available For Debt Service" for any period means Consolidated Net Income plus amounts which have been deducted for (1) interest on our Debt and debt of our subsidiaries, (2) provision for consolidated taxes based on income, (3) amortization of Debt discount, (4) provisions for gains and losses on properties, (5) depreciation and amortization, (6) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period and (7) amortization of deferred charges.

     "Consolidated Net Income" for any period means the amount of consolidated net income (or loss) for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Debt" of ours or any subsidiary means any indebtedness of ours or such subsidiary, as applicable, whether or not contingent, in respect of:

     (1) borrowed money evidenced by bonds, notes, debentures or similar instruments,

     (2) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by us or such subsidiary,

     (3) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance that constitutes an accrued expense or trade payable or

     (4) any lease of property by us or such subsidiary as lessee which is reflected in our consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles.

     In the case of items under (1) through (3) above, such indebtedness is included as "Debt" only to the extent that any such items (other than letters of credit) would appear as a liability on our consolidated balance sheet in accordance with generally accepted accounting principles. "Debt" also includes, to the extent not otherwise included, any obligation by us or such subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than us or any subsidiary).

     "Total Assets" as of any date means the sum of (1) Undepreciated Real Estate Assets and (2) all other assets of ours and our subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable).

     "Total Unencumbered Assets" means the sum of (1) those Undepreciated Real Estate Assets which have not been pledged, mortgaged or otherwise encumbered by the owner thereof to secure Debt, excluding infrastructure assessment bonds, and
(2) all other assets of ours and our subsidiaries determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable) which have not been pledged, mortgaged or otherwise encumbered by the owner thereof to secure Debt.

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of ours and our subsidiaries' real estate assets on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Unsecured Debt" means Debt which is not secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of our properties or properties of any subsidiary.

     Please refer to the section entitled "Description of Debt
Securities -- Certain Covenants" in the accompanying prospectus for a description of additional covenants applicable to the notes.

     Compliance with the covenants generally may not be waived by us or the trustee unless the holders of at least a majority in principal amount of all outstanding notes consent to such waiver. However, the defeasance and covenant defeasance provisions of the indenture described under "Description of Debt Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the notes, including with respect to the covenants described in this prospectus supplement. For a definition of what constitutes an Event of Default under the indenture, see "Description of Debt
Securities -- Events of Default, Notice and Waiver" in the accompanying prospectus.

     We will deliver to the trustee, within 120 days after the end of each fiscal year, a brief certificate as to our compliance or non-compliance with the conditions and covenants under the indenture. Further, upon any request by us to the trustee to take any action under the indenture, we will furnish to the trustee (1) an officers' certificate stating that all conditions precedent, if any, provided for in the indenture relating to the proposed action have been complied with, and (2) an opinion of counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with.

OPTIONAL REDEMPTION

     The notes may be redeemed at any time at our option, in whole or from time to time in part, at a redemption price equal to the sum of (1) the principal amount of the notes being redeemed plus accrued interest to the redemption date and (2) the Make-Whole Amount (as defined below), if any.

     If notice has been given as provided in the indenture and funds for the redemption of any notes called for redemption have been made available on the redemption date, such notes will cease to bear interest on the date fixed for redemption. Thereafter, the only right of the holders of such notes will be to receive payment of the redemption price.

     Notice of any optional redemption will be given to holders at their addresses, as shown in the security register for such notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by such holder to be redeemed.

     We will notify the trustee at least 45 days prior to giving notice of redemption (or such shorter period as is satisfactory to the trustee) of the aggregate principal amount of notes to be redeemed and their redemption date. If less than all of the notes are to be redeemed, the trustee shall select which notes are to be redeemed in a manner it deems to be fair and appropriate.

     As used above:

     "Make-Whole Amount" means the excess of (1) the aggregate present value, on the redemption date, of the principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable if such redemption or accelerated payment had not been made, over (2) the aggregate principal amount of the notes being redeemed or paid. Net present value shall be determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third business day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made.

     "Reinvestment Rate" means 0.25% plus the arithmetic mean of the yields under the respective heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the indenture, then such other reasonably comparable index which shall be designated by us.

SATISFACTION AND DISCHARGE OF THE INDENTURE

     Under specified circumstances, upon our request, the indenture will cease to be of further effect with respect to the notes, and the trustee will execute proper instruments acknowledging satisfaction and discharge of its indenture as to the notes. See "Description of Debt Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus.

BOOK-ENTRY SYSTEM

     The notes will be issued in the form of a single fully-registered note in book-entry form (the "Global Note") which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC's nominee. Except as set forth below, the Global Note may not be transferred except as a whole among DTC and its nominees and successors.

     So long as DTC or its nominee is the registered owner of the Global Note, DTC or its nominee, as the case may be, will be considered the sole holder of the notes for all purposes under the indenture. The beneficial owners of the notes will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. Upon specified written instructions of a Participant (defined below), DTC will have its nominee assist Participants in the exercise of certain holders' rights, such as a demand for acceleration or an instruction to the trustee. Except as provided below, owners of beneficial interests in the Global Note will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the registered owners or holders of notes under the indenture.

     In the event that:

     (1) DTC is at any time unwilling or unable to continue as depository or if any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depository is not appointed by us within 90 days,

     (2) an Event of Default under the indenture has occurred and is continuing and the beneficial owners representing a majority in principal amount of the notes advise DTC to cease acting as depository or

     (3) we, in our sole discretion, determine at any time that the notes shall no longer be represented by the Global Note,

we will issue individual notes of the applicable amount and in certificated form in exchange for a Global Note. In such instance, an owner of a beneficial interest in the Global Note will be entitled to physical delivery of individual notes in certificated form, equal in principal amount to such beneficial interest and to have such notes in certificated form registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without coupons.

     The following is based on information furnished by DTC:

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

          Purchases of notes under the DTC system must be made by or though direct Participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note is in turn recorded on the direct and indirect Participant's records. A beneficial owner does not receive written confirmation from DTC of its purchase, but such beneficial owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the direct or indirect Participant through which such beneficial owner entered into the transaction. Transfers of ownership interests in notes are accomplished by entries made on the books of Participants acting on behalf of beneficial owners. Beneficial owners do not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

          To facilitate subsequent transfers, the notes are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the notes with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC records reflect only the identity of the direct Participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyance of notices and other communications by DTC to direct Participants, by direct Participants to indirect Participants, and by direct Participants and indirect Participants to beneficial owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Redemption notices shall be sent to Cede & Co. If less than all of the notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct Participant in such issue to be redeemed.

          Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct Participants to whose accounts the notes are credited on the record date (identified on a list attached to the omnibus proxy).

          Principal and interest payments on the notes will be made by us to the trustee and from the trustee to DTC. DTC's practice is to credit direct Participant's accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of us or the trustee, disbursement of such payments to direct Participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect Participants.

          DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor securities depository is not appointed, note certificates are required to be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy. None of us, the underwriters or the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the material U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax consequences. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions all in effect as of the date hereof, all of which are subject to change at any time, and any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. The discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in view of your particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities, tax-exempt organizations and persons holding the notes as part of a

"straddle," "hedge" or "conversion transaction." In addition, this discussion is limited to U.S. Holders purchasing the notes for cash at original issue. This discussion does not deal with the consequences to Non-U.S. Holders. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. This discussion deals only with notes held as "capital assets" within the meaning of Section 1221 of the Code.

     As used in this section, "U.S. Holder" means a beneficial owner of the notes, who or that:

     (1) is a citizen or resident of the United States,

     (2) is a corporation or other entity created or organized in or under the laws of the United States or political subdivision thereof (except, in the case of a partnership, as the IRS provides otherwise by regulations),

     (3) is an estate the income of which is subject to U.S. federal income taxation regardless of its source,

     (4) is a trust if (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons, within the meaning of Section 7701(a)(3) of the Code ("U.S. Persons"), have authority to control all substantial decisions of the trust, or

     (5) is otherwise subject to U.S. federal income taxation on a net income basis in respect of the notes.

     As used in this section, a "Non-U.S. Holder" means a holder who or that is not a U.S. Holder.

     We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position would not be sustained.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW TO YOUR PARTICULAR SITUATION AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

U.S. HOLDERS

     Interest. The stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that it is paid or accrued, in accordance with the U.S. Holder's method of accounting for federal income tax purposes. It is not anticipated that the notes will give rise to "original issue discount" in the hands of U.S. Holders.

     Sale, Retirement or Redemption of a Note. A U.S. Holder of a note will recognize gain or loss upon the sale, redemption, retirement or other taxable disposition of such note in an amount equal to the difference between (a) the amount of cash and the fair market value of property received in exchange therefor (other than amounts attributable to accrued but unpaid stated interest) and (b) the U.S. Holder's adjusted tax basis in such note. Any gain or loss recognized generally will be capital gain or loss. In the case of a non-corporate U.S. Holder that has held the note for more than one year on the date of the disposition, such gain will be subject to tax at a maximum capital gains rate of 20%.

     U.S. Holders should be aware that the resale of the notes may be affected by the "market discount" rules of the Code under which a purchaser of a note acquiring the note at a market discount generally would be required to include as ordinary income a portion of the gain realized upon the disposition or retirement of such note, to the extent of the market discount that has accrued but has not been included in income while the note was held by such purchaser.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Certain noncorporate U.S. Persons may be subject to IRS information reporting and backup withholding at a rate of 31% on payments of principal and interest on the notes, and the proceeds from a disposition of the notes. Backup withholding will only be imposed where a holder:

     (1) fails to furnish its taxpayer identification number ("TIN"), which, for an individual, would ordinarily be his or her social security number,

     (2) furnishes an incorrect TIN,

     (3) is notified by the IRS that it has failed to properly report payments of interest or dividends, or

     (4) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding.

     We also will institute backup withholding with respect to payments made on a note to a holder if instructed to do so by the IRS.

     Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be allowed as a refund or claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Spieker and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                           Principal
                                                           Amount of
                      Underwriters                           Notes
                      ------------                        ------------
Goldman, Sachs & Co.....................................  $120,000,000
Salomon Smith Barney Inc................................    32,000,000
Banc of America Securities LLC..........................    16,000,000
First Union Securities, Inc. ...........................    16,000,000
Morgan Stanley & Co. Incorporated.......................    16,000,000
                                                          ------------
          Total.........................................  $200,000,000
                                                          ============

                               ------------------

     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.40% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of the notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     The notes are a new issue of securities with no established trading market. Spieker has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have purchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market prices of the notes. As a result, the prices of the notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Spieker estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions and including registration fees, will be approximately $150,000.

     In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with Spieker. Affiliates of Salomon Smith Barney Inc. are lenders under Spieker's unsecured line of credit. To the extent the net proceeds from the offering are used to repay indebtedness outstanding thereunder, such affiliates will receive their share of such repayment.

     Spieker has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                               VALIDITY OF NOTES

     The validity of the notes offered by this prospectus supplement will be passed upon for us by Sullivan & Cromwell, Los Angeles, California, and for the underwriters by Willkie Farr & Gallagher, New York, New York. Sullivan & Cromwell and Willkie Farr & Gallagher will rely upon the opinion of Piper Marbury Rudnick & Wolfe LLP, Baltimore, Maryland as to certain matters of Maryland law.